UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


FORM 15


CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTION 13 AND 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934.


Commission File Number : 001 - 12571


AURIC MINING COMPANY
(Exact name of registrant as specified in its charter)


3500 South Dupont Highway, Dover, DE 19901
1-800-346-4646
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


Common Stock, $0.001 par value
(Title of each class of securities covered by this Form)


None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)


Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)		(X)
Rule 12g-4(a)(2)		( )
Rule 12h-3(b)(1)(i)		( )
Rule 12h-3(b)(1)(ii)		( )
Rule 15d-6			( )

Approximate number of holders of record as of the certification or notice date : 200



Pursuant to the requirements of the Securities Exchange Act of 1934, Auric Mining Company has duly caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


December 16, 2009

Auric Mining Company

/s/ Russell Smith
------------------
    Russell Smith
Chief Executive Officer & Director